AMENDED AND RESTATED
EXPENSE WAIVER AND REIMBURSEMENT AGREEMENT

This Expense Waiver and Reimbursement Agreement (the “Agreement”) between Savos Investments Trust, a Delaware statutory trust (the “Trust”), on behalf of its Savos Dynamic Hedging Fund series (the “Fund”), and AssetMark, Inc., a California corporation (the “Advisor”) is amended and restated as of July 10, 2015.

WHEREAS, the Advisor entered into an Investment Advisory Agreement with the Trust, dated August 30, 2013, on behalf of the Fund, pursuant to which the Advisor provides, or arranges for the provision of, investment advisory and management services for the Fund, and for which it is compensated through payment of a management fee based on the average daily net assets of the Fund; and

WHEREAS, the Trust and the Advisor have determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the total expenses of the Fund as described herein; and

WHEREAS, the Trust and the Advisor entered into this Agreement pertaining to an expense limitation for the Fund effective as of August 31, 2013; and

WHEREAS, the Trust and the Advisor wish to amend and restate the Agreement to (1) amend the term of the Agreement and (2) reflect a reduced expense limitation for the Fund.

NOW, THEREFORE, the parties hereto agree as follows:

1.
Fee Waiver and/or Expense Payments by the Advisor.  The Advisor agrees to reduce or waive all or a portion of its management fees and, if necessary, to bear certain other operating expenses of the Fund (to the extent permitted by the Internal Revenue Code of 1986, as amended) to the extent necessary to limit the ratio of expenses to average daily net assets of the Fund to no more than 1.50% on an annual basis (excluding any taxes, interest, brokerage fees, securities lending expense offset amounts, acquired fund fees and expenses or non-routine expenses).

2.
Duty of Fund to Reimburse.  In exchange for the Advisor’s agreement to subsidize Fund expense levels, the Trust, on behalf of the Fund, agrees to cause the Fund to reimburse the Advisor in later periods for any management fees reduced or waived by the Advisor, or any Fund expenses borne by the Advisor, pursuant to paragraph 1, to the extent such reimbursement can be made without causing the Fund’s annualized expense ratio to exceed 1.50%; provided, however, that the Fund is not obligated to reimburse the Advisor for any such reduced or waived management fees, or expenses borne, more than three years after the end of the fiscal year in which the fee was reduced or waived or the expense was borne.  The Trust’s Board of Trustees shall review quarterly any reimbursement paid to the Advisor with respect to the Fund in such quarter.

3.	Assignment. No assignment of this Agreement shall be made by the Advisor without the prior consent of the Trust.

4.
Duration and Termination.  This Agreement shall continue in effect for an initial period ending on January 31, 2017, and then shall continue from year to year thereafter upon mutual agreement of the Trust and the Advisor.  This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between the Advisor and the Trust.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

Savos Investments Trust                                                                                            AssetMark, Inc.

By:   __________________________________                                                                                  By:   _______________________________

Name & Title:   _________________________                                                                                     Name & Title:   ______________________